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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spire Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12355 Sunrise Valley Drive #305
                                     (No. and Street)

Reston   VA   20191
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart Brawley   703 657 6065
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group
                        (Name – if individual, state last, first, middle name)

1800 Robert Fulton Dr   Reston   VA   20191
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

‖‖‖‖‖‖‖‖‖‖
11016843

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, _Stuart Brawley_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Spire Securities, LLC_ , as of _Dec 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President - Finance
_____
Title

Rasha Ali Bitar
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Audited Financial Statements
and Other Financial Information

SPIRE SECURITIES, LLC

December 31, 2010 and 2009



CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements
and Other Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2010 and 2009

CONTENTS



Independent Auditor's Report

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the accompanying statements of financial condition Spire Securities, LLC as of December 31, 2010 and 2009, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 15, 2011

STATEMENTS OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

		December 31,	
		2010	2009

ASSETS

CURRENT ASSETS

Cash		$ 274,683	$ 174,172
Prepaid expenses		41,781	0
Commissions receivable		212,159	149,429
Deposit held by FINRA		5,642	2,260
	TOTAL CURRENT ASSETS	534,265	325,861

OTHER ASSETS

Clearing Deposits		175,000	75,000
Software license, net		0	7,500
Due from related party - Note E		4,598	122,974
		179,598	205,474
		$ 713,863	$ 531,335

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Commissions payable		$ 168,570	$ 116,435
Accounts payable		488	0
	TOTAL CURRENT LIABILITIES	169,058	116,435

MEMBER'S EQUITY		544,805	414,900
		$ 713,863	$ 531,335

See notes to financial information.

STATEMENTS OF INCOME

SPIRE SECURITIES, LLC

	Year Ended December 31,	
	2010	2009
INCOME		
Revenue	$ 4,201,584	$ 2,231,021
EXPENSES		
Operating expenses	4,079,958	2,145,748
OPERATING INCOME	121,626	85,273
NON-OPERATING INCOME		
Interest income	9,001	4,231
Interest expense	(719)	(845)
	8,282	3,386
NET INCOME	$ 129,908	$ 88,659

See notes to financial information.

STATEMENTS OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

BALANCE, DECEMBER 31, 2008	$ 426,241
Net income, 2009	88,659
Less: distributions to member	(100,000)
BALANCE, DECEMBER 31, 2009	414,900
Net income, 2010	129,905
Less: distributions to member	0
BALANCE, DECEMBER 31, 2010	$ 544,805

See notes to financial information.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	Year Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 129,905	$ 88,659
Amortization	7,500	10,000
Effect of changes in income and expense accruals:		
Commissions and clearing receivable	(62,730)	26,359
Prepaid expenses	(41,781)	0
Funds held at clearing	0	40,066
Deposit held by FINRA	(3,382)	941
Deposit held by clearing organization	(100,000)	(25,000)
Accounts payable	488	0
Commission payable	52,135	(23,804)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(17,865)	117,221
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party	118,376	58,038
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distribution	0	(100,000)
NET INCREASE IN CASH	100,511	75,259
Cash, beginning of year	174,172	98,913
CASH, END OF YEAR	$ 274,683	$ 174,172
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 719	$ 845
Cash paid for income taxes	$ 0	$ 0

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2010 and 2009

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, National Financial Services, LLC (NFS), and its direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when received rather than when earned. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the years ended December 31, 2010 and 2009 was $3,287,065 and $1,975,950, respectively.

Software is carried at cost less accumulated amortization computed on the straight-line method of amortization over 3 years. Amortization expense for the years ended December 31, 2010 and 2009 was $7,500 and $10,000, respectively.

New Accounting Pronouncement
Effective September 15, 2009, the Company adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by non-public entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes,* companies are required to disclose unrecognized tax benefits. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated the effect of the guidance provided by ASC 740 and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. The agreement is in effect until October 2012 and thereafter may be renewed annually. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $200,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing as a clearing agent. The agreement remains in force unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $50,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2010 and 2009.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The current method of determining management fees is based on 90% of the Company's operating profits before the calculation of the management fee. As a result of transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $4,598 and $122,974 as of December 31, 2010 and 2009, respectively.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2010 and 2009

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. It pays its pro-rata share of the sister company's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2010 and 2009 was $42,000 each year.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $50,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.37 to 1. At December 31, 2010, the Company had net capital of $455,026, which was $405,026 in excess of its required net capital of $50,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2010 and 2009

NOTE I - FAIR VALUE MEASUREMENTS (continued)

Under ASC 820-10, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2010 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2010 through February 15, 2011, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2010 and 2009



Independent Auditor's Report on Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the accompanying financial statements of Spire Securities, LLC as of and for the years ended December 31, 2010 and 2009 and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CST Group, CPAs, PC

February 15, 2011

COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	December 31,	
	2010	2009
Total member's equity	$ 544,805	$ 414,900
Deduct: non-allowable assets	(89,779)	(163,730)
NET CAPITAL	$ 455,026	$ 251,170

NET CAPITAL RECONCILIATION

SPIRE SECURITIES, LLC

December 31, 2010

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Spire Securities, LLC for the year ended December 31, 2010.

DIFFERENCES WITH FOCUS REPORT $ 0



Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

Board of Directors
Spire Securities, LLC
Reston, Virginia

In planning and performing our audit of the financial statements of Spire Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

CST Group, CPAs, PC

February 15, 2011

CST GROUP



February 15, 2011

To the Board of Directors
Spire Securities, LLC
12355 Sunrise Valley Drive, Suite 305
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010; which were agreed to by Spire Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Spire Securities, LLC's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which consisted of the cancelled check to SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 1, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which was management's revenue and expense calculations supporting the adjustments noting, no differences; and

5. Compared the amount of an overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

SCHEDULE OF ASSESSMENT AND PAYMENTS

SPIRE SECURITIES, LLC

Year Ended December 31, 2010

SIPC-6 Assessment - 2010	$	533.00
Prior year overpayment applied	(	150.00)
Payment applied (ck# 1342)	(	383.00)
		0.00
SIPC-7 Assessment - 2010		2,899.00
SIPC-6 payment	(	533.00
Payment applied (ck #1388)	(	2,366.00)
	$	0.00

CST Group, CPAs, PC verified that payment was made to SIPC for the 2010 assessment.